ALTERNATIVE CREDIT INCOME FUND

October 18, 2023

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Alternative Credit Income Fund (the "Fund")
        Investment Company Act of 1940 – Rule 17g-1(g)
        Bonding of Officers and Employees
        File No. 811-23016

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, attached hereto, please find a copy of an extension to the Financial Institutions Company Asset Protection Bond (the "Bond") in favor of the Fund and resolutions relating to the Bond.

The term of the Bond is September 21, 2022 through April 1, 2024, and the premium for the Bond extension has been paid through April 1, 2024.

Please call me at (212) 891-2880 if you have any questions.

Very truly yours,

/s/Jason Roos
Jason Roos
Chief Financial Officer
(Principal Financial Officer)

Attachments

MARSH USA INC
ATTN: MAXWELL DWYER
1166 AVE OF AMERICAS 37F
NEW YORK, NY 10036

INSURED: ALTERNATIVE CREDIT INCOME FUND
PRODUCT: *DFIBond*
POLICY NO: 82480175
TRANSACTION: ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No.: 11

Bond Number: 82480175

NAME OF ASSURED: ALTERNATIVE CREDIT INCOME FUND

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 21, 2022
to 12:01 a.m. on April 1, 2024

This Endorsement applies to loss discovered after 12:01 a.m. on September 21, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 20, 2023

By ______________________
Authorized Representative

ALTERNATIVE CREDIT INCOME FUND

Fidelity Bond

RESOLVED, that the Board authorizes the Alternative Credit Income Fund (the "Fund") officers to obtain and maintain a fidelity bond, in the form of an investment company blanket bond, against larceny and embezzlement, covering each officer and employee of the Fund; and

FURTHER RESOLVED, that the Board of the Fund, giving due consideration, as required by Rule 17g-1(d) under the Investment Company Act of 1940, as amended (the "1940 Act"), to all relevant factors, including but not limited to the type and terms of custody of such assets and the nature of the securities in the Fund's portfolio, authorizes a fidelity bond upon such terms and in such amount as may be determined by the officers of the Fund to comply with the 1940 Act and the rules thereunder; and

FURTHER RESOLVED, that the officers of the Fund are authorized to increase the amount of the applicable fidelity bond from time to time to ensure adequate coverage based upon all relevant factors, including the value of the applicable Trust's assets, to enable the Fund to remain in compliance with the 1940 Act, including Rule 17g-1(d) thereunder; and

FURTHER RESOLVED, that, for purposes of Rule 17g-1(h) under the 1940 Act, the officers of the Fund are each authorized to make all necessary filings with the SEC and give all notices and information with respect to the fidelity bond as required under Rule 17g-1(g) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund are authorized to make any payments, take any actions and execute any instruments that may be necessary or advisable to carry out the purpose and intent of the foregoing resolutions.

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